UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On June 30, 2023, an Annual General meeting of Shareholders of Akari Therapeutics, Plc, a public company with limited liability incorporated under the laws of England and Wales (the “Company”), was held. At the meeting, all proposals brought before the Company’s shareholders were approved in accordance with the majority required for each proposal, except the proposals for the election of David Byrne, James Hill and Stuart Ungar to the Company’s board of directors. Accordingly, the tenures of each of Dr. Hill, Mr. Byrne and Dr. Ungar ended at the end of the meeting. Each of the foregoing proposals was described in the Company’s Notice of Annual General Meeting of Shareholders, dated June 6, 2023, and in its Proxy Statement, dated June 6, 2023, attached as Exhibits 99.1 and 99.2, respectively, to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on June 6, 2023.

The information contained in this report is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name: Title:	Rachelle Jacques President and Chief Executive Officer

Date: June 30, 2023